SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 1, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes        No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No X

Enclosure: Press release
DEALINGS IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI
LIMITED

ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
(“AngloGold”)
ISIN: ZAE000043485 JSE Share code: ANG
DEALINGS IN SECURITIES BY A DIRECTOR
OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63 AngloGold Ashanti gives notice that a director of the company has purchased shares in the company, after having received clearance to do so in terms of Listings Requirement 3.66 as follows:
Details M Cutifani
Date of purchase 1 August 2008
Quantity of shares purchased 10,000
Purchase price per share R241.25
Total purchase price inclusive of brokerage and costs R2,427,034.42
Type of interest Beneficial

1 August 2008

JSE Sponsor: UBS

Queries

South Africa
Tel:
Mobile:
E-mail:
Alan Fine (Media)
+27 (0) 11 637 6383
+27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Joanne Jones (Media)
+27 (0) 11 637 6813
+27 (0) 82 896 0306
jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 1, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:    Company Secretary